FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

OPERATING AND FINANCIAL REVIEW
DIAGEO CONSOLIDATED PROFIT AND LOSS ACCOUNT
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
CONSOLIDATED BALANCE SHEET
CONSOLIDATED CASH FLOW STATEMENT
MOVEMENTS IN NET BORROWINGS
NOTES
INDEPENDENT REVIEW REPORT TO DIAGEO PLC
SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 February 2003 – 28 February 2003

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (7 February 2003)	Announcement Company purchases its own securities (24 February 2003)

Announcement Blocklisting — interim review (10 February 2003)	Announcement Messrs Walsh and Rose inform Company of their beneficial interests (24 February 2003)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (10 February 2003)	Announcement Company purchases its own securities (25 February 2003)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (14 February 2003)	Announcement Company purchases its own securities (26 February 2003)

Announcement Interim Statement for the period ended 31 December 2002 (20 February 2003)	Announcement Company purchases its own securities (27 February 2003)

Announcement Company purchases its own securities (21 February 2003)	Announcement Messrs Walsh and Rose inform Company of their beneficial interests (28 February 2003)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (21 February 2003)	Announcement Company purchases its own securities (28 February 2003)

TO:	Regulatory Information Service PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces:

1) that it received notification on 7 February 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 17,569 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are: N C Rose P S Walsh

2.	Transactions notified on 7 February 2003 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices of
Date of Transaction	Transferred	Ordinary Shares

07.02.03	17,569	£3.14-£5.23

The total holding of the Trust now amounts to 417,492 Ordinary Shares.

2) that it received notification on 7 February 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that the Trustee sold 567 Ordinary Shares in respect of participants leaving the Plan and transferred 3,116 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at a prices of £6.375 and £6.3355 per share on 3 and 4 February 2003 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Transferred

05.02.03	3,116

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

03.02.03	66	£6.375
04.02.03	501	£6.3355

The total holding of the Trust now amounts to 1,864,385.

7 February 2003

TO:	Regulatory Information Service PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces the following:

1.     that it received notification on 10 January 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that:

(i)  the Trustee purchased 61,214 ordinary shares of 28 101/108 pence each in the Company (“Ordinary Shares”) in respect of participants in the Plan on 10 January 2003 at a price 604p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)  the following directors of the Company were allocated Ordinary Shares on 10 January 2003 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	32
P S Walsh	32

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (“Sharepurchase”) and those awarded to the employee by the Company (“Sharematch”) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 604p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	90,557
P S Walsh	444,676*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of the purchase by the Trustee on 10 January 2003 the total holding of the Trustee now amounts to 1,925,599 Ordinary Shares.

2.     that it received notification on 10 January 2003 from Lord Blyth that he has purchased 1,234 Ordinary Shares on 10 January 2003 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 604p.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 24,016.

10 January 2003.

TO:	Regulatory Information Service PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces that it received notification on 14 February 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 10,995 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are: N C Rose P S Walsh

2.	Transactions notified on 14 February 2003 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices of
Date of Transaction	Transferred	Ordinary Shares

14.02.03	10,995	£4.645 - £4.89

The total holding of the Trust now amounts to 406,497 Ordinary Shares.

2) that it received notification on 14 February 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that the Trustee sold 500 Ordinary Shares in respect of participants leaving the Plan and transferred 3,352 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at prices of £6.021, £6.015 and £5.9855 per share on 10, 11 and 13 February 2003 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of Transaction	No of Ordinary Shares Transferred

12.02.03	3,140
13.02.03	212

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

10.02.03	24	£6.021
11.02.03	435	£6.015
13.02.03	41	£5.9855

The total holding of the Trust now amounts to 1,921,747.

14 February 2003

TO:	Regulatory Information Service PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces that it received notification on 21 February 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 13,630 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are: N C Rose P S Walsh

2.	Transactions notified on 21 February 2003 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices of
Date of Transaction	Transferred	Ordinary Shares

21.02.03	13,630	£4.56-£6.07

The total holding of the Trust now amounts to 392,867 Ordinary Shares.

21 February 2003

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces:

1) That it received notification on 24 February 2003 for the purposes of Section 329 of the Companies Act 1985 of transactions by the trustee of the Diageo Employee Benefit Trust (the “Employee Benefit Trust”) as detailed below. The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Company’s Long Term Incentive Plan, now called the Total Shareholder Return plan (the “Plan”), approved by shareholders on 11 August 1998.

a) A notification that Mourant & Co Trustees Limited, as trustee of the Employee Benefit Trust (“Mourant”), had, on 21 February 2003, transferred ordinary shares of 28 101/108 pence of the Company (“Ordinary Shares”) to participants receiving awards released under the Plan at a level of 113.9% as follows:

Date of Transaction	No of Ordinary Shares

21.02.03	1,046,619

including Ordinary Shares transferred to the directors of the Company named below,as participants receiving awards released under the Plan, as follows:

Name of Director	No. of Ordinary Shares

N C Rose	31,371
P S Walsh	172,978

The awards were made on 1 January 2000. The balance of each award has lapsed.

b) A notification that Mourant had, on 21 February 2003, made the following sale of Ordinary Shares to meet the requirement to reimburse the Company for PAYE tax liability on awards released under the Plan:

Date of Transaction	No of Ordinary Shares Sold	Sale Price of Ordinary Shares

21.02.03	106,967	£6.250487

including Ordinary Shares sold on behalf of a director of the Company, as follows.

Name of Director	No. of Ordinary Shares	Sale Price of Ordinary Shares

P S Walsh	34,596	£6.250487

c) A notification that Mourant had, on 21 February 2003, made the following sale of Ordinary Shares to meet the National Insurance liabilities of participants of the Plan leaving the Company:

Date of Transaction	No of Ordinary Shares Sold	Sale Price of Ordinary Shares

21.02.03	96	£6.25

d) A notification that Mourant had, on 21 February 2003, purchased 800,000 Ordinary Shares for the Employee Benefit Trust at a price of £6.248 per Ordinary Share. Both directors of the Company named above under a) are potential beneficiaries of the Employee Benefit Trust.

e) A notification that as a result of the above transactions the total holding of the Employee Benefit Trust amounts to 5,977,180 Ordinary Shares.

2) That it has received notification on 24 February 2003 from the directors shown below that they acquired, on 21 February 2003, an interest in Ordinary Shares in the form of awards under the Plan, as follows:

Name of Director	No. of Ordinary Shares

N C Rose	129,861
P S Walsh	225,846

The number shown above for each director is the maximum number of shares which could be transferred upon achieving top performance (1st or 2nd position) by reference to Diageo’s eighteen company peer group used in the performance test for the 2003 awards under the Plan. At position 9 within the Plan peer group one third of the above shares would be transferred.

The performance period commenced on 1 January 2003 and, subject to the rules of the Plan and achievement of the performance requirement, the awards will be released in February 2006.

As a result of the above release of awards, sales and acquisition of interests, the above directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo Employee Benefit Trust, the Diageo plc QUEST, the Grand Metropolitan No.2 Employee Share Trust and, in the case of Mr Walsh only, the Pillsbury 401 (K) Savings Plan) are as follows:

Name of Director	No. of Ordinary Shares

N C Rose	121,928
P S Walsh	583,058	*

*of which 4,932 are held in the form of ADSs.

24 February 2003

TO:	Regulatory Information Service PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces that it received notification on 28 February 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 24,726 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings — Related Stock Option Scheme and the Grand Metropolitan Savings — Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are: N C Rose P S Walsh

2.	Transactions notified on 28 February 2003 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices of
Date of Transaction	Transferred	Ordinary Shares

28.02.03	24,726	£4.645 - £5.23

The total holding of the Trust now amounts to 368,141 Ordinary Shares.

28 February 2003

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:36 28 Feb 2003 1673I

28 February 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 629.14 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 16:55 27 Feb 2003 PRNUK-2702

27 February 2003

Diageo Plc
Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 634.50 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 16:52 26 Feb 2003 PRNUK-2602

26 February 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 627.43 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:06 25 Feb 2003 PRNUK-2502

25 February 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 620.78 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:46 24 Feb 2003 PRNUK-2402

24 February 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 629.54 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:53 21 Feb 2003 PRNUK-2102

21 February 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 628.25 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Interim Results 07:00 20 Feb 2003 7303H

20 February 2003 (7.00 am)
Diageo announces its interim results for the six months ended 31 December 2002.

KEY FIGURES (Reported)

•	Turnover £5,428 million (2001 — £6,478 million, including £1,455 million from Pillsbury)

•	Operating profit* £1,243 million (2001 — £1,236 million)

•	Premium drinks turnover up 11% to £4,949 million (2001 — £4,458 million)

•	Premium drinks operating profit* up 23% to £1,188 million (2001 — £967 million)

•	Profit before tax* £1,295 million (2001 — £1,228 million)

•	EPS* up 13% to 29.5 pence (2001 — 26.2 pence)

•	Interim dividend up 6.5% to 9.9 pence per share

PREMIUM DRINKS HIGHLIGHTS

•	Premium drinks organic growth:

—	Volume up 1%

—	Net sales up 4%

—	Marketing up 13%

—	Operating profit* up 6%

•	Driven by organic growth in the global priority brands:

—	Volume up 4%

—	Net sales up 7%

•	The ex-Seagram brands contributed:

—	Volume of 9.4 million equivalent cases

—	Net sales of £518 million

—	Attributable operating profit* of £211 million

•	Reported operating margin improved by 2.3 percentage points to 24.0%

OTHER KEY FINANCIALS

•	£34 million improvement in economic profit to £440 million

•	Free cash flow of £301 million

•	£552 million returned to shareholders via share buy-back programme

•	Burger King disposal completed 13 December 2002 for a loss before taxation of £1,395 million including goodwill previously written off of £673 million

•	Exceptional integration costs before taxation £104 million

•	Result after exceptional items, before tax and minority interests, loss of £208 million

*      Figures stated before goodwill amortisation and exceptional items. Refer to consolidated profit & loss account.

Unless stated, percentage movements represent organic movements (at level exchange rates after adjusting for acquisitions and disposals) and are before goodwill amortisation and exceptional items.

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2002 said:

“When we announced our preliminary results in September and again in our AGM trading update, we anticipated that we would face more challenging market conditions in many markets. That caution proved correct and this has been a tough six months. Top and bottom line growth has been constrained by economic weakness particularly in Latin America and parts of Europe. However, we have delivered strong performances in North America, in Great Britain, in many of our key markets especially in Africa and across our venture markets.

“Our scale, our diverse geographic reach and our unrivalled range of brands has enabled us to increase market share and deliver organic operating profit growth even in difficult times. This has been achieved as we continue to invest for the future growth of the business, for example by changing our distribution arrangements in South Korea and increasing marketing investment.

“In premium drinks, 6% organic operating profit growth coupled with the strength of the acquired Seagram brands, which are performing ahead of our expectations, resulted in reported operating profit growth of 23%. Together with our share buy-back programme, this has driven EPS growth of 13%.

“Diageo is benefiting from its position as the world’s leading premium drinks business and is well placed to deliver superior levels of growth.”

Commenting on current trading, Paul Walsh said:

“Diageo has the scale, geographic reach and brands to face the current challenging environment with confidence. We acknowledge that these are without doubt uncertain times. However, in the absence of any significant change to market trends we expect Diageo’s organic growth performance in the second half to improve against the first half. In that period we will compare against a lower second half growth rate in 2002 and benefit from the inclusion of the Seagram brands, which continue to perform ahead of our expectations.”

Explanatory notes

Unless otherwise stated, percentage movements given throughout this statement for volume, turnover, net sales, marketing investment, contribution after marketing and operating profit are organic movements (at level exchange rates and after adjusting for acquisitions and disposals) for continuing operations. They are before goodwill amortisation and exceptional items.

Comparisons are with the equivalent period last year.

Volume has been measured on an equivalent servings basis to nine litre cases of spirits. Equivalent cases are calculated as follows: beer in hectolitres is divided by 0.9, wine in nine litre cases is divided by 5, ready to drink (RTD) in nine litre cases is divided by 10. An equivalent case represents approximately 272 servings. A serving comprises 35ml of spirits; 165ml of wine; or 330ml of RTD or beer.

Net sales are turnover less excise duty.

The market data contained in this results announcement is taken from independent industry sources in the markets in which Diageo operates.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to ‘Cautionary statement concerning forward-looking statements’ at the end of this announcement for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and licence to Diageo for its use.

For further information

Diageo’s interim results presentation to analysts and investors will be broadcast at 9.30 am (GMT) on Thursday 20 February 2003 on Diageo’s internet home page at the address: www.diageo.com. Prior to the live link, the presentation slides will also be available to download from Diageo’s home page.

You will be able to listen to a live broadcast of the presentation and to the questions and answers session. The number to call is:

From:	UK/Europe: +44 (0) 20 8515 2306
Back up no: +44 (0) 20 8515 2313

An instant replay facility will be available from 1.00 pm (GMT) to call in and listen to the morning session. The facility will be available until 6 March 2003 and the number to call is:

From: UK/Europe: +44 (0) 20 8797 2499 Access code: 860198#

US/Canada: +1 303 590 3060 Access code: 233771#

A press conference will take place beginning at 12.30 pm (GMT) on Thursday 20 February and will be broadcast live from a link on www.diageo.com.

The results presentation, webcast to analysts and investors and the press conference webcast will be available on the Diageo website until mid-March 2003.

Diageo management will host a teleconference to US and European analysts and investors at 3.00 pm (GMT) on Thursday 20 February. Call this number to listen or ask a question:

From:	UK/Europe: +44 (0) 20 8400 6354
US/Canada: +1 613 287 8027

The teleconference will be available on instant replay from 5.00 pm (GMT) and will be available until 6 March 2003. The number to call is:

From:	UK/Europe : +44 (0) 20 8797 2499	Access code: 860201#
	US/Canada : +1 303 590 3060	Access code: 233770#

An interview with Paul Walsh is available in video, audio and text from 7.00 am (GMT) on Thursday 20 February on www.diageo.com and www.cantos.com.

Investor enquiries to:	Catherine James	+44 (0) 20 7927 5272
Media enquiries to:	Kathryn Partridge	+44 (0) 20 7927 5225

DIAGEO PLC

OVERVIEW

As indicated at the time of the AGM trading update, trading conditions worsened in the six months ended 31 December 2002. However, despite facing more challenging conditions Diageo has delivered organic operating profit growth in premium drinks of 6%. With the inclusion of the Seagram acquisition, which continues to exceed original expectations, reported operating profit growth in premium drinks was 23%. In North America and Great Britain, volume and net sales growth were driven by the growth of global priority brands. In Ireland and Spain, trading conditions in beverage alcohol reflected weakening consumer confidence in these economies, and Diageo’s trading performance in those countries has been adversely affected. Key markets operating profit is up 5% despite a decline in reported operating profit in Venezuela of £20 million. In addition, the decision to transfer distribution of Dimple in South Korea reduced key market operating profit by £13 million. Venture markets continued to deliver strong growth in global priority brands and operating profit was up 15%.

Marketing investment grew ahead of net sales growth as Diageo continued to build the brand franchise of the priority brands and invest behind new product launches.

The brands acquired from Seagram are now integrated. With attributable operating profit of £211 million in the period, the original targets set for the acquisition have now been exceeded. The management structure with Pernod Ricard, established at the time of the acquisition to manage certain businesses, has ended. Those brands designated for disposal have been sold and proceeds in excess of £250 million were in line with expectations.

Diageo continued to deliver on its strategic focus on premium drinks in the period. The sale of Burger King was completed on 13 December 2002. The consideration of $1.5 billion comprised a cash element of $1.2 billion, $86 million in assumed debt and the balance by means of subordinated debt to be held by Diageo with a principal amount of $212 million. Diageo has guaranteed up to $850 million (£528 million) of external borrowings of Burger King. These loans have a term of 5 years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of 5 years.

OPERATING AND FINANCIAL REVIEW

for the six months ended 31 December 2002

OPERATING REVIEW

DIAGEO

On a reported basis, turnover decreased by £1,050 million (16%) from £6,478 million in the six months ended 31 December 2001 to £5,428 million in the six months ended 31 December 2002, following the disposals of Pillsbury in October 2001 and Burger King in December 2002.

For continuing operations, turnover increased by £491 million (11%) from £4,458 million in the six months ended 31 December 2001 to £4,949 million in the six months ended 31 December 2002. On an organic basis, turnover grew 4%. The Seagram spirits and wine businesses, which were acquired on 21 December 2001, contributed £650 million to turnover during the period.

Reported operating profit before goodwill amortisation and exceptional items increased £7 million from £1,236 million to £1,243 million. Reported operating profit before goodwill amortisation and exceptional items, for continuing operations, increased by £221 million (23%) from £967 million to £1,188 million. On an organic basis, operating profit before goodwill amortisation and exceptional items for continuing operations increased 6%. The Seagram spirits and wine businesses contributed £211 million to operating profit before goodwill amortisation and exceptional items.

On a reported basis, marketing investment for continuing operations increased 21% from £554 million to £668 million. Organically, marketing investment increased 13%.

Reported profit before goodwill amortisation, exceptional items, taxation and minority interests increased by £67 million (5%) from £1,228 million in the six months ended 31 December 2001 to £1,295 million in the six months ended 31 December 2002. In local currency terms this was an increase of 5%. The net interest charge increased by £44 million (26%) from £170 million in the prior period to £214 million in the six months ended 31 December 2002.

Exceptional items before taxation were a charge of £1,500 million in the six months ended 31 December 2002. After goodwill amortisation and exceptional items, the result before taxation and minority interests decreased by £1,483 million from a profit of £1,275 million to a loss of £208 million in the six months ended 31 December 2002. The result for the period decreased by £1,269 million from a £810 million profit to a loss of £459 million.

PREMIUM DRINKS

Reported turnover increased by £491 million (11%) from £4,458 million in the six months ended 31 December 2001 to £4,949 million in the six months ended 31 December 2002. Reported operating profit before goodwill amortisation and exceptional items increased by £221 million (23%) from £967 million to £1,188 million. On an organic basis, turnover increased 4% and operating profit increased 6%.

Reported volume increased 13% as a result of the addition of 9.4 million equivalent cases from the Seagram acquisition and organic volume growth of 1%. Organic volume growth in global priority brands was 4%, local priority brands declined 3% and category management brands (all brands other than global priority brands and local priority brands) declined 4%. Volume growth of the global priority brands excluding RTD was 3%, compared to 4% in the six months ended 31 December 2001. Overall, global priority brand volume performance reflects a more consistent performance across the brands than in prior periods. Johnnie Walker Black Label and Red Label both grew volume, up 6% and 5% respectively, and J&B was the only brand on which volume declined. Local priority brand volume was down 3%, reflecting a 341,000 equivalent case reduction of Dimple in South Korea and the reduction in volume of Buchanan’s in Venezuela as a result of economic conditions. Excluding the impact of these, overall performance was in line with the same period last year. Category management brands remained in decline due to weaker volume of low value vodkas in North America, Spey Royal in Thailand and Gilbey’s Gin in the Philippines.

Reported net sales increased 11% from £3,341 million to £3,723 million, driven by £518 million of net sales from the Seagram acquisition, a 1% organic increase in volume and a 3% improvement in price and mix. On a reported basis, RTD net sales increased 9% from £382 million to £416 million. Net sales of the global priority brands excluding RTD increased 5%, in line with last year.

Reported marketing investment increased 21% to £668 million and organic growth was 13%. Marketing investment in the global priority brands grew 15% to £421 million, particularly behind

Smirnoff Ice, Tanqueray and Guinness. In many markets, particularly in North America, Great Britain and Ireland, share of voice in marketing spend increased as Diageo continued to invest, even in difficult times, behind the drivers of future growth, including new product launches.

The acquisition of certain Seagram businesses, which include the brands Captain Morgan, Crown Royal, Seagram’s 7, Seagram’s VO, Cacique, Windsor Premier, Myers’s Rum and Sterling Vineyards, completed on 21 December 2001. During the six months ended 31 December 2002, volume of these brands was 9.4 million equivalent cases, net sales were £518 million and attributable operating profit was £211 million after a charge of approximately £18 million in respect of the cost of discontinuing Captain Morgan Gold which was launched in May 2002.

VOLUME AND NET SALES GROWTH BY BRAND CLASSIFICATION

	Equivalent cases	Volume growth	Net sales growth
	(millions)%		%

Johnnie Walker	6.3	5	5
Guinness	5.7	—	6
Smirnoff	12.6	6	13
J&B	3.5	(8)	(7)
Baileys	4.0	12	14
Cuervo	2.0	—	(1)
Tanqueray	1.0	2	5

Total global priority brands	35.1	4	7
Local priority brands	7.2	(3)	(5)
Category management brands	14.2	(4)	—

	56.5	1	4

Acquisitions
Seagram brands	9.4
	—
Total	65.9

MARKET REVIEW

	Global priority brands	Local priority	Category management brands	Total
		brands
	%	%	%	%

Volume growth
Major markets
North America	4	(4)	(5)	1

MARKET REVIEW

	Global priority brands	Local priority brands	Category management brands	Total
	%	%	%	%

Great Britain	10	1	4	7
Ireland	(1)	(5)	9	(2)
Spain	(13)	(2)	(1)	(11)

	2	(2)	(3)	1
Key markets	1	(6)	(4)	(2)
Venture markets	12	5	(4)	6

Total	4	(3)	(4)	1

Net sales growth
Major markets
North America	5	(6)	(8)	1
Great Britain	9	(4)	11	6
Ireland	3	—	4	2
Spain	(11)	(3)	17	(7)

	4	(3)	1	2
Key markets	5	(10)	(2)	—
Venture markets	23	6	1	15

Total	7	(5)	—	4

REVIEW BY MARKET
North America

Volume up 1%

Turnover up 1%

Net sales up 1%

Marketing up 8%

Operating profit up 5%

Key drivers:

•	Volume of global priority brands up 4%

•	Disappointing category management and local priority brand performance

•	RTD category under pressure

•	Market share of spirits brands increased by 0.5 percentage points

Reported turnover was up 29% from £1,147 million to £1,476 million in the six months ended 31 December 2002. On an organic basis, this represented growth of 1%. Volume was up 1% and net sales also grew 1%. During the period, organic operating profit growth was 5% and the

Seagram spirits and wine businesses contributed £154 million to the total reported operating profit of £413 million.

Diageo North America continued to make good progress on a number of strategic initiatives. The ex-Seagram brands were successfully integrated into the business, providing Diageo with the critical mass necessary to execute the Next Generation Growth initiative. Diageo has now appointed new distribution partners committed to providing a sales force dedicated to Diageo brands in 24 states. This represents over 70% of Diageo’s volume in the United States.

The global priority brands continued to perform well, and volume grew 4% over the comparable period with strong performances from Smirnoff, up 4%, Johnnie Walker Black Label, up 9%, and Baileys, up 12%. Cuervo and Tanqueray also showed volume improvements versus the comparable period with volume up 4% and 1%, respectively. The local priority brands declined 4%, with Beaulieu Vineyard down 18%, and Gordon’s Gin down 6%, offset by good volume growth in other local priority brands. Volume of category management brands declined due to intense price competition at the lower price points of some categories. Diageo chose not to pursue volume at the expense of value.

Marketing investment increased 8% over the same period last year, driven by investment behind Smirnoff Ice, Cuervo and Tanqueray. In addition to the increased investment in marketing, Diageo North America was able to generate efficiencies from the move to a single media buyer and the increased market presence provided by the addition of the Seagram brands.

Smirnoff volume was up 4%. Excluding RTD, volume was up 8%, driven by continued strong growth of the Smirnoff flavoured vodka range. Smirnoff Red grew its share of the domestic vodka segment. Smirnoff Ice volume and net sales declined 8% and 5%, respectively. This was due to increasing competition in the RTD category following the entry of a number of new branded RTDs, partially offset by increases in on-premise distribution through the introduction of new packaging formats. While the RTD category has continued to grow and now represents nearly 5% of the sales value of the beer category, Smirnoff Ice’s share has declined in the period. Approximately 60,000 equivalent cases of Smirnoff Ice Triple Black were shipped in the period prior to its launch in January 2003.

Johnnie Walker volume increased 1% and net sales grew 7% during the period. This favourable mix was caused by volume growth of 9% in Johnnie Walker Black Label and volume decline of 5% in Johnnie Walker Red Label. However, Johnnie Walker Red Label increased its share of the premium scotch category and Johnnie Walker Black Label grew its share of the deluxe scotch category.

Baileys volume grew 12% during the period with net sales up 16%. Marketing investment was down 12%, although media impact doubled as more effective media planning led to a shift from local to national programming.

While J&B volume declined 1% in the period, net sales were level and contribution from the brand increased 20% as marketing investment was reduced 42%.

Tanqueray volume increased 1% and net sales grew 5%. Price increases were achieved in key states and marketing investment grew 29% following the launch of the “Distinctive Since” campaign.

Cuervo volume grew 4%, whilst net sales grew 2% reflecting the price decrease as the agave shortage started to alleviate. Marketing investment grew 14% focused behind brand building initiatives.

Volume of Captain Morgan was up 21% and Crown Royal was up 19% against the six months ended 31 December 2001 when, under the previous owners, trade stocks were reduced. For both brands, depletions in the United States were still strong, up 10% and 11% respectively. Captain Morgan and Crown Royal have grown share of the rum and Canadian whiskey categories, respectively.

The performance of the wine brands was mixed in a difficult market. Beaulieu Vineyard volume declined 18% due to temporary disruption caused mainly by changes in the distributor networks and an increasingly price competitive market. In contrast, however, volume of Sterling Vineyards was up 28% as it faced the competitive market with a stronger brand profile. The brand benefited from the increased distribution which has resulted from its integration into the Diageo portfolio and increased marketing investment.

Great Britain

Volume up 7%

Turnover up 10%

Net sales up 6%

Marketing up 19%

Operating profit up 12%

Key drivers:

•	Volume growth achieved across the business

•	Global priority brand volume up 10%

•	RTD profitability adversely affected by duty increase in April 2002

Volume growth was achieved across Diageo’s business in Great Britain. Global priority brands were up 10%, local priority brands were up 1% and category management brands were up 4%. Similarly, spirits volume was up 8%, Guinness was up 1% and wine was up 16%. This strong performance was the result of the comprehensive restructuring of the field sales force carried out in the last year and through continued investment behind proven marketing campaigns. Diageo’s sales team now visit 34,000 outlets, up from 23,000, and, as a result, on-trade distribution gains were evident for many priority brands. Marketing investment grew 19%, including £9 million spent behind new brand launches, and operating profit was up 12% to £144 million.

Volume growth in the RTD category has been adversely impacted by the increase in excise duty in April 2002. Diageo’s RTD volume in Great Britain grew 4%. Volume of Smirnoff Ice grew 7% and it has continued to outperform the category with market share now 26%. This performance has been driven by successful renovation through Smirnoff Black Ice. However, volume of Archers Aqua fell 19% in the period. Operating margins on RTD were adversely impacted by the absorption of the excise duty increase through price discounting and by increased competition.

Smirnoff Red volume was up 11% with net sales up 19% as a result of a 6% price increase implemented in September 2002. Smirnoff Red held market share at 33% despite increased price competition in the vodka category.

Baileys continued to deliver impressive volume growth, up 35%. Brand building activity was focused on driving more regular usage. The launch of Baileys Minis continued this focus. Baileys, which is the clear leader in the cream liqueur category, increased its share of the total spirits market.

Guinness volume was up 1% despite a 1% decline in the overall beer category. The brand has reversed the 1% volume decline seen in the six months ended 31 December 2001.

Volume of Gordon’s Gin was up 6%, benefiting from the new advertising campaign and packaging. However, the performance of Gordon’s Edge, which has sold about 20,000 equivalent cases since its launch in May 2002, has been disappointing.

Bell’s volume grew 2%, supported by the Jools Holland advertising campaign and strong promotional activity.

Diageo’s wine brands grew strongly in the period driven mainly by the performance of Blossom Hill, where volume grew 10%. Blossom Hill Red is now the best selling wine in the off trade in Great Britain.

Ireland

Volume down 2%

Turnover level

Net sales up 2%

Marketing up 12%

Operating profit level

Key drivers:

•	Beverage alcohol market impacted by slowing economy

•	Guinness volume down 3%

•	Baileys volume up 11%

•	RTD volume up 23%

In Ireland, turnover was slightly increased on a reported basis, from £518 million in the six months ended 31 December 2001 to £522 million in the six months ended 31 December 2002. Operating profit was up from £86 million to £89 million. On an organic basis, both turnover and operating profit were level.

Continued economic weakness in Ireland has led to a significant slowdown in consumer spending. As a result, the long alcoholic drinks sector declined 3% after a number of years of modest growth. Over 75% of Diageo’s business in Ireland is in this sector and hence the overall volume decline of 2% reflects these trends. Strong volume performance in Baileys, up 11%, Smirnoff, up 3%, including Smirnoff Ice, up 12%, was offset by a 5% decline in the volume of beer brands. Guinness volume declined 3% but it held market share, stabilising its position after a number of years of market share declines. Despite the volume decline, operating profit was level as a result of price increases broadly in line with inflation. Marketing investment grew 12%, driven by increased spend on Guinness and the renovation of the RTD portfolio with the launch of Smirnoff Black Ice. Smirnoff Black Ice and Smirnoff Ice on Draught together now represent 25% of Smirnoff Ice volume in Ireland.

Spain

Volume down 11%

Turnover down 6%

Net sales down 7%

Marketing up 10%

Operating profit down 15%

Key drivers:

•	Spirits market impacted by slowing economy

•	Market share gains in scotch, premium scotch, cream liqueur and dark rum

Spain reported turnover of £244 million in the six months ended 31 December 2002, up 9% versus the £224 million reported in the prior period. On an organic basis, volume, turnover and net sales declined 11%, 6% and 7%, respectively. The comparison against the same period last year was impacted by the buy-in which occurred last year ahead of the duty increase in January 2002; this was estimated to be worth 5 percentage points of volume growth in that period.

Reported operating profit was up £1 million as a result of the inclusion of Cacique, an ex-Seagram brand, but operating profit was down 15% on an organic basis. Organic operating profit growth was constrained by increased investment in marketing, up 10%, including the launch costs of J&B Twist.

The pace of growth in the premium drinks business in Spain has been adversely impacted by the slowing economy and increasing inflation, particularly in the on-trade. The introduction of an 8% increase in excise duty on spirits in January 2002 also negatively impacted the growth of the spirits industry. Within this overall environment, Diageo has made clear market share gains in the scotch, premium scotch, cream liqueur, and dark rum categories.

The economic environment has particularly affected the standard scotch whisky category, which accounts for 30% of the total spirits market in Spain and which declined in the period. However, although volume of J&B has been affected by this trend and declined 11%, its market share grew. In addition, the premium and malt whisky category continues to grow and Diageo’s market share is now over 50%.

Dark rum is the fastest growing category in Spain, and Diageo, with approximately a 45% share of this increasingly important category, is well placed to maximise this opportunity. Cacique and Pampero have both achieved volume growth, up 47% and 5%, respectively, and Diageo gained share in the dark rum category.

Key markets

Volume down 2%

Turnover level

Net sales level

Marketing up 5%

Operating profit up 5%

Key drivers:

•	Global priority brand volume up 1%

•	Impact of difficult economic situation in Latin America

•	Strong volume and profit growth in Africa and Global Duty Free

Reported turnover in the six months ended 31 December 2002 was £1,163 million, up 6% on the prior period figure of £1,097 million. On an organic basis, turnover was level. Overall growth in key markets, with operating profit up 5% to £317 million, was constrained by the economic situation in Latin America and the decision to change distributors in South Korea. However, several markets performed strongly including Africa and Global Duty Free. During the period, the Seagram brands acquired by Diageo, including Windsor Premier in South Korea and Cacique in Venezuela, contributed £141 million to turnover and £39 million to operating profit.

Volume was down 2%, whilst net sales were level versus the same period last year with price increases achieved in Africa, principally Nigeria, and in Thailand on Johnnie Walker. Marketing investment grew 5%, driven by increased spend behind Guinness in Africa and Johnnie Walker in France, South Korea and Thailand.

Global priority brands achieved volume growth of 1% and net sales growth of 5% during the period. Volume of Guinness was up 7%, reflecting the continued growth in Africa. Volume of Johnnie Walker Red Label increased 7% due to strong performance in Australia and a weak comparative period in Brazil, when distributor de-stocking took place. Volume of Johnnie Walker Black Label was level, with growth in Taiwan offset by the decline in Venezuela. J&B volume declined 9%, mainly due to the Portuguese market where, consistent with Diageo’s strategy of maintaining value, it was decided not to follow the large price reductions taken by competitors.

RTD volume was up 22%. New RTDs launched in the period included Archers Aqua and Smirnoff Ice in Australia, Johnnie Walker ONE in Brazil, and Smirnoff Ice in Taiwan.

Local priority brand volume fell 6%, impacted by the change of distribution for Dimple in South Korea described below and a 46% decline in volume of Buchanan’s in Venezuela. Category management brands fell 4%, mainly driven by declines in VAT 69 in Venezuela and Spey Royal in Thailand.

Africa, representing nearly 40% of the key markets’ volume, grew 5% in volume terms and 15% in net sales terms over the prior period. Guinness, which accounts for approximately 24% of African volume, continued to perform well with volume up 7% and net sales up 29%. The continued success of the Michael Power campaign resulted in double-digit volume growth in Ghana, Kenya, Uganda and Cameroon. Volume in Nigeria, however, was level following a price increase taken in July 2002 and a tightening of economic conditions.

Diageo confirmed its position as the leading premium drinks business in Australia as market share grew to 35% in the spirits category and 33% in the RTD category. Overall, volume growth was 20% and net sales increased 15%. There was 25% volume growth in priority brands, excluding RTDs, with Baileys volume up 11%, Smirnoff up 29% and Johnnie Walker up 32%. All priority spirits brands gained market share, and Diageo’s RTD products grew strongly with volume up 35%. Margins in RTD declined as a result of the costs associated with new product launches and the decision to reposition prices to a maximum 30% premium to standard beer.

In South Korea, Windsor Premier continued to perform strongly in a growing category and volume grew 25%. Windsor 17 leads the super premium category, and the Windsor Premier brand holds around 25% of the total scotch category. The transfer of the distribution of the Dimple brand to Diageo Korea was successfully completed on 31 December 2002. As anticipated, this change to the new route to market necessitated the run down of stock held by the previous distributor. As a consequence, Diageo recorded no sales of Dimple in the period, a decline of 341,000 equivalent cases against the prior period, and market share fell from 23% to 10%. It is expected that market share will be rebuilt now that the brand has moved to Diageo Korea; in the same way as the performance of Johnnie Walker, Baileys and Smirnoff, which were transferred from the previous distributor in April 2002, have improved in the period, albeit from a smaller base.

In Taiwan, the continued strong growth of Johnnie Walker Black Label in the premium sector, with volume up 17%, was the key driver of overall volume growth of 9%. As part of Diageo’s strategy to build improved route to market the sales force in Taiwan was reorganised by region and style of outlet. The reorganisation included the creation of a dedicated RTD sales team and Smirnoff Ice was launched in December 2002. The outlook for Taiwan is uncertain following negative publicity there for an advertisement produced in Great Britain for the Smirnoff Ice Christmas campaign. Diageo is working with the Taiwanese authorities to resolve this.

In Thailand, Johnnie Walker Black Label, which accounts for nearly 60% of net sales, grew both volume and market share as a result of continued successful advertising and stock building in the trade ahead of a duty increase. Net sales grew 21% despite a 1% fall in volume as a result of volume decline in Spey Royal.

The trading performance in Latin America reflects the current economic environment. Overall volume and operating profit declined 17%, driven primarily by the £11 million decline in Venezuela. Diageo’s policy of actively destocking to reduce credit risk has also negatively impacted volume growth in the period, while substantially mitigating exposure to risk. Diageo is the leading premium drinks business in the region and the strategy in the current environment is to continue to make market share gains.

The worsening economic and political conditions in Venezuela, as evidenced by industrial action and the currency devaluation, which led to price increases on some Diageo brands of over 40%, have resulted in volume down 46%, net sales down 42% and operating profit down approximately 50%. However, Diageo continues to lead the premium drinks market there and market share has increased in both the off- and on-trade in a number of important categories such as standard and secondary scotch.

Global Duty Free volume increased 11% against the comparable period last year which included the impact of September 11. World events continue to negatively impact the overall level of travel and the duty free market remains very competitive, particularly in Europe. However, mix improved and net sales grew faster than volume as a result of the strong performance of the global priority brands, which grew volume 14%.

Venture markets

Volume up 6%

Turnover up 11%

Net sales up 15%

Marketing up 28%

Operating profit up 15%

Key drivers:

•	Continued strong volume performance of global priority brands, up 12%

•	Strong performance of spirits brands in the Caribbean, parts of Europe and Asia

•	Smirnoff Ice launched in Germany, the Nordics and in several Caribbean markets

Reported turnover was £683 million in the six months ended 31 December 2002, up 9% from £627 million in the prior period. Organic operating profit increased 15%, led by top line growth in the Caribbean, parts of Europe and growth of the spirits brands in Asia.

Volume increased 6% during the period, reflecting strong volume growth in priority brands as a result of well executed Christmas campaigns together with the impact of the recent launch of Smirnoff Ice in Germany and the Nordics. In addition, volume benefited modestly from some forward buying in the Netherlands ahead of duty increases and in the Middle East in response to the threat of war in the region. These two factors are estimated to have improved volume growth by 1 percentage point.

Net sales increased 15%, due predominantly to the favourable mix impact. Marketing investment grew 28%, mainly due to increased spend in brand building activities on Johnnie Walker Black Label and Baileys and investment behind the Smirnoff Ice launches.

Global priority brands, which account for more than half of the total volume, performed well, with volume growth of 12% and net sales growth of 23%. The mix improvement was driven by the growth of RTD formats, primarily Smirnoff Ice. Volume growth of Johnnie Walker Black & Deluxe Labels, up 18%, with strong performances across a number of markets, also improved mix. Baileys continued its growth, with volume up 11% and net sales up 10%, again across the majority of markets. Guinness volume declined 6%. Consumers in Indonesia and Singapore continued to move away from stout to lager. Volume of Red Stripe in Jamaica, the venture markets’ only local priority brand, grew 5% and net sales grew 6% as a result of increased brand building investment.

European markets had strong performances in Belgium, the Nordics and Germany. In Germany, volume of Johnnie Walker Black and Red Labels continued to be impacted by consumer reaction to the inflationary impact of the Euro introduction. Smirnoff Ice has sold 226,000 equivalent cases in the period, following its launch in February 2002. It is now the leading RTD product in Germany.

Performance in Norway during the six months licence suspension was in line with expectations and has benefited from the overall market uplift following the alcohol tax reduction of 15%, implemented on 1 January 2002. Overall, the Nordics delivered a good performance, with strong growth in Baileys and the successful launch of Smirnoff Ice.

Markets in the Caribbean and the Middle East performed strongly as a result of improved sales execution and strong brand equity, particularly in the Johnnie Walker portfolio, Smirnoff and Baileys.

In Asia, continued growth of the spirits brands, particularly Johnnie Walker Black and Deluxe Labels, generated mix improvement. However, Guinness in Asia continued to prove challenging with volume down 13%.

FINANCIAL REVIEW

Exchange rates

Exchange rate movements during the six month period, including the effect of the currency option cylinders, beneficially impacted profit before exceptional items and taxation by £1 million. The adverse impact on group trading profit was £7 million (operating profit £6 million and share of profits of associates £1 million), offset by a beneficial impact on the interest charge of £8 million.

Based on current exchange rates, it is expected that the full year impact of exchange rate movements on profit before exceptional items and taxation will not be material. Similarly, based on current exchange rates, the full year impact of adverse exchange rate movements on profit before exceptional items and taxation for the financial year ending 30 June 2004 is estimated to be £40 million.

Post employment plans for year ending 30 June 2003

Diageo continues to comply with the current UK accounting standard on pensions, SSAP 24, in its primary financial statements. The charge at operating profit level in respect of defined benefit schemes in the current year is expected to be approximately £4 million (2002 — a credit of £27 million for continuing operations).

FRS 17

Under FRS 17, Diageo’s net deficit before taxation, applying current equity market values (for example FTSE 100 at 3,700) and discounting liabilities at bond rates as at 7 February 2003, for all significant defined benefit plans (United Kingdom, Ireland and United States), would be approximately £1,400 million. The adoption of the accounting provisions of FRS 17 for the year ending 30 June 2004, would result in a net charge to profit before exceptional items and taxation of approximately £120 million, compared with a restated £40 million net charge for the year ending 30 June 2003.

Associates

The group’s share of profits of associates before exceptional items was £266 million for the period compared with £162 million for the same period last year. The 21.4% equity interest in General Mills contributed £157 million (2001 — £46 million for the two months ended 31 December 2001).

Goodwill

Goodwill amortisation in the period was £3 million (2001 — £10 million) of which £2 million (2001 — £8 million) was in respect of discontinued operations.

Exceptional items

Exceptional items in the six month period amounted to a net charge before taxation of £1,500 million comprising integration and restructuring costs of £104 million, a share of associates exceptional charges of £15 million, losses on disposals of fixed assets of £3 million and a loss on the sale of businesses of £1,378 million.

In the six month period, £89 million was incurred in respect of the integration of the Seagram spirits and wine businesses, acquired in December 2001 (year ended 30 June 2002 — £164 million). Approximately £26 million of these costs were employee related, £11 million were in respect of writedowns of fixed assets, £23 million was incurred on the Next Generation Growth programme which includes distributor terminations in the United States, and the balance included consultancy and systems costs. The majority of these costs were incurred in North America and the United Kingdom. It is expected that the total cost of restructuring and integrating the business will be approximately $700 million (£460 million) of which $590 million (£390 million) is expected to be cash. The majority of the balance of the cost will be incurred in the eighteen months ending 30 June 2004.

£15 million was incurred in respect of the restructuring of the UDV (spirits and wine) and the Guinness (beer) businesses. It is expected that the total costs of this integration will be approximately £170 million and it is anticipated that the remaining £33 million will be charged in the six months ending 30 June 2003.

Exceptional items for associates comprise £10 million for Diageo’s share of General Mills’ exceptional costs incurred on its restructuring of the acquired Pillsbury business, and £5 million in respect of the restructuring of Moët Hennessy.

Burger King was sold on 13 December 2002 for $1.5 billion (£0.9 billion). This sale generated a loss before taxes of £1,395 million, after writing back goodwill previously written off to reserves of £673 million. Following the disposal, Diageo retains $212 million (£132 million) of subordinated debt, with a ten year maturity, from the entity owning Burger King. In addition, Diageo has guaranteed up to $850 million (£528 million) of borrowings of the Burger King company. These loans have a term of 5 years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of 5 years.

Interest

The interest charge in the period was £214 million, compared with £170 million for the comparable period last year. The benefits of £65 million arising from the disposal of businesses and £8 million from the effect of exchange rate movements were offset by other factors. These factors include the effect of the Seagram acquisition of £57 million, the share of General Mills’ interest charge, which has increased £24 million compared with the six months ended 31 December 2001, and the funding of the share repurchases of £31 million.

Taxation

The effective rate of taxation on profit before goodwill amortisation and exceptional items for the period was 25%, the same as for the six months ended 31 December 2001. The charge is based on an estimate of the effective tax rate for the financial year as a whole.

Dividend

Diageo will pay an interim dividend of 9.9 pence per share on 7 April 2003, an increase of 6.5% on last year’s interim dividend. Payment to US ADR holders will be made on 11 April 2003. The record date for this dividend will be 7 March 2003. A dividend reinvestment plan is available in respect of this dividend and the plan notice date will be 17 March 2003.

Cash flow

Free cash inflow was £301 million, compared with £288 million in the six months ended 31 December 2001. Cash inflow from operating activities was £754 million compared with £821 million in the comparable period. Discontinued operations contributed £60 million to operating cash flow (2001 — £226 million). Cash flow from operating activities was after £99 million of restructuring and integration costs and a £540 million increase in working capital mainly due to seasonal factors.

Net interest payments were £200 million against £184 million in the comparable period. Purchases of tangible fixed assets in the period amounted to £199 million, a decrease of £13 million. Tax payments were £15 million compared with £115 million in the six months ended 31 December 2001.

Sales of businesses generated £803 million, arising principally from the disposal of Burger King and from the receipt of $89 million (£58 million) from the sale of options to General Mills over 29 million ordinary shares of Diageo’s holding in that company.

Diageo remains on track to deliver £1 billion of free cash flow in the full year.

Balance sheet

At 31 December 2002, total shareholders’ funds were £5,222 million compared with £6,001 million at 30 June 2002. The decrease was mainly due to the £763 million retained deficit for the period, and £552 million costs of the repurchase and cancellation of own shares, offset by the release of £675 million of goodwill previously written off to reserves.

Net borrowings were £5,259 million, a decrease of £237 million from 30 June 2002. This decrease includes the net cash inflow of £694 million on the purchases and sales of businesses and free cash flow of £301 million, less £552 million on the repurchase of shares and £459 million equity dividend payment.

Diageo’s share repurchase programme has been driven by a view of an efficient capital structure for Diageo and a belief that the repurchase of shares represents intrinsic value for shareholders. Diageo has a target range for interest cover of 5 to 8 times. Under the current economic environment it is now appropriate for Diageo to move towards the higher end of that range and the pace of the share repurchase programme will be varied having regard to this policy and other factors.

DIAGEO CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Six months ended						Six months ended
	31 December 2002						31 December 2001

	Before goodwill		Goodwill				Before goodwill		Goodwill
	and exceptional		and exceptional				and exceptional		and exceptional
	items		items		Total		items		items		Total
	£ million		£ million		£ million		£ million		£ million		£ million

Turnover
Continuing operations	4,949		—		4,949		4,458		—		4,458
Discontinued operations	479		—		479		2,020		—		2,020

	5,428		—		5,428		6,478		—		6,478

Operating costs	(4,185)		(107)		(4,292)		(5,242)		(291)		(5,533)
Operating profit
Continuing operations	1,188		(105)		1,083		967		(283)		684
Discontinued operations	55		(2)		53		269		(8)		261

	1,243		(107)		1,136		1,236		(291)		945

Share of associates’ profits	266		(15)		251		162		(17)		145
Trading profit	1,509		(122)		1,387		1,398		(308)		1,090
Disposal of fixed assets			(3)		(3)				(5)		(5)
Sale of businesses			(1,378)		(1,378)				360		360
Interest payable (net)	(214)		—		(214)		(170)		—		(170)
Profit/(loss) before taxation	1,295		(1,503)		(208)		1,228		47		1,275
Taxation	(324)		118		(206)		(307)		(116)		(423)
Profit/(loss) after taxation	971		(1,385)		(414)		921		(69)		852
Minority interests
Equity	(28)		—		(28)		(24)		—		(24)
Non-equity	(17)		—		(17)		(18)		—		(18)
Profit/(loss) for the period	926		(1,385)		(459)		879		(69)		810
Interim dividend	(304)		—		(304)		(309)		—		(309)
Transferred (from)/to reserves	622		(1,385)		(763)		570		(69)		501
Pence per share
Basic earnings	29.5	p	(44.1	)p	(14.6	)p	26.2	p	(2.1	)p	24.1	p
Diluted earnings	29.5	p	(44.1	)p	(14.6	)p	26.1	p	(2.0	)p	24.1	p
Interim dividend	9.9	p	—		9.9	p	9.3	p	—		9.3	p
Average shares					3,143	m					3,358	m

DIAGEO CONSOLIDATED STATEMENT OF
TOTAL RECOGNISED GAINS AND LOSSES

	Six months ended	Six months ended
	31 December 2002	31 December 2001
	£ million	£ million

(Loss)/profit for the period
- group	(588)	731
- associates	129	79

	(459)	810
Exchange adjustments	(140)	(83)
Tax on exchange in reserves	—	6

Total recognised gains and losses	(599)	733

DIAGEO CONSOLIDATED BALANCE SHEET

	31 December 2002		30 June 2002		31 December 2001

	£ million	£ million	£ million	£ million	£ million	£ million
Fixed assets
Intangible assets		4,496		5,434		5,589
Tangible assets		1,916		2,545		2,360
Investments		3,340		3,183		3,225

		9,752		11,162		11,174
Current assets
Stocks	2,239		2,316		2,271
Debtors	3,717		3,419		3,817
Cash at bank and liquid resources	1,360		1,596		2,286

	7,316		7,331		8,374

Creditors — due within one year
Borrowings	(3,521)		(3,718)		(3,446)
Other creditors	(3,461)		(3,645)		(3,877)

	(6,982)		(7,363)		(7,323)

Net current assets/(liabilities)		334		(32)		1,051

Total assets less current liabilities		10,086		11,130		12,225
Creditors — due after one year
Borrowings	(3,463)		(3,711)		(4,132)
Other creditors	(62)		(49)		(62)

		(3,525)		(3,760)		(4,194)
Provisions for liabilities and charges		(804)		(814)		(488)

		5,757		6,556		7,543

Capital and reserves
Called up share capital		910		930		976
Reserves		4,312		5,071		5,993

Shareholders’ funds		5,222		6,001		6,969
Minority interests
Equity	185		184		189
Non-equity	350		371		385

		535		555		574

		5,757		6,556		7,543

DIAGEO CONSOLIDATED CASH FLOW STATEMENT

	Six months ended		Six months ended 31
	December 2002		December 2001

	£ million	£ million	£ million	£ million

Net cash inflow from operating activities		754		821
Dividends received from associates		30		48
Returns on investments and servicing of finance
Interest paid (net)	(200)		(184)
Dividends paid to equity minority interests	(12)		(21)

		(212)		(205)
Taxation		(15)		(115)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(199)		(212)
Net purchase of own shares and investments	(78)		(70)
Sale of fixed assets	21		21

		(256)		(261)

Free cash flow		301		288
Acquisitions and disposals
Purchase of subsidiaries	(109)		(3,502)
Sale of subsidiaries	803		4,294

		694		792
Equity dividends paid		(459)		(452)

Cash flow before liquid resources and financing		536		628
Management of liquid resources		237		(226)
Financing
Issue of share capital	1		4
Own shares purchased for cancellation	(552)		(279)
(Decrease)/increase in loans	(93)		11

		(644)		(264)

Increase in cash in the period		129		138

MOVEMENTS IN NET BORROWINGS

	Six months ended 31	Six months ended 31
	December 2002	December 2001
	£ million	£ million

Increase in cash in the period	129	138
Cash flow from change in loans	93	(11)
Change in liquid resources	(237)	226

Change in net borrowings from cash flows	(15)	353
Exchange adjustments	241	176
Non-cash items	11	(44)

Decrease in net borrowings	237	485
Net borrowings at beginning of the period	(5,496)	(5,479)

Net borrowings at end of the period	(5,259)	(4,994)

NOTES

1. Segmental analysis

	2002		2001

	Turnover	Operating profit	Turnover	Operating profit
	£ million	£ million	£ million	£ million

Class of business:
Major markets
North America	1,476	413	1,147	253
Great Britain	861	144	845	136
Ireland	522	89	518	86
Spain	244	61	224	60

	3,103	707	2,734	535
Key markets	1,163	317	1,097	287
Venture markets	683	164	627	145

Premium drinks	4,949	1,188	4,458	967
Discontinued operations	479	55	2,020	269

	5,428	1,243	6,478	1,236

Geographical area by destination:
Europe	2,365	439	2,428	433
North America	1,825	464	2,790	501
Asia Pacific	544	130	504	119
Latin America	313	113	403	120
Rest of World	381	97	353	63

	5,428	1,243	6,478	1,236

The above analysis of operating profit is before goodwill amortisation and exceptional items. The geographical analysis is based on the location of the third party customers. The discontinued operations comprise quick service restaurants (Burger King) and the packaged food businesses (Pillsbury).

	2002	2001

	£ million	£ million

Net assets by class of business:
Premium drinks	8,501	8,772
Discontinued operations	—	1,482

	8,501	10,254
Investments in associates	2,885	2,927
Tax, dividends and other	(370)	(644)
Net borrowings	(5,259)	(4,994)

	5,757	7,543

Net assets by geographical area:
Europe	4,046	4,090
North America	3,260	5,450
Asia Pacific	816	286
Latin America	173	247
Rest of World	206	181

	8,501	10,254

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar — £1 = $1.55 (2001 — £1 = $1.44) and euro — £1 = €1.57 (2001 — £1 = €1.61). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.61 (2001 — £1 = $1.46) and euro — £1 = €1.53 (2001 — £1 = €1.63). The group uses option cylinders and foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

2. Goodwill and exceptional items

	2002		2001

	£ million	£ million	£ million	£ million

Operating costs
Continuing operations
Goodwill amortisation	(1)		(2)
Seagram integration	(89)		(40)
Guinness UDV integration	(15)		(21)
José Cuervo settlement	—		(220)

		(105)		(283)
Discontinued operations
Goodwill amortisation		(2)		(8)

		(107)		(291)
Associates		(15)		(17)
Disposal of fixed assets		(3)		(5)
Sale of businesses
Continuing operations
Premium drinks brands	16		(1)
Guinness World Records	—		35

		16		34
Discontinued operations
Burger King	(1,395)		—
The Pillsbury Company	1		326

		(1,394)		326

		(1,503)		47

3.    Taxation

The £206 million total taxation charge for the six months ended 31 December 2002 comprises a UK tax credit of £43 million, a foreign tax charge of £167 million and tax on associates of £82 million. Included in the total UK credit is current tax payable for the six months ended 31 December 2002 amounting to £6 million.

4.    Note of consolidated historical cost profits and losses

There is no material difference between the reported loss shown in the consolidated profit and loss account and the loss restated on an historical cost basis.

5.    Movements in consolidated shareholders’ funds

	2002	2001

	£ million	£ million

(Loss)/profit for the period	(459)	810
Dividends	(304)	(309)

	(763)	501
Exchange adjustments	(140)	(83)
Tax on exchange in reserves	—	6
New share capital issued	1	4
Purchase of own shares for cancellation	(552)	(279)
Goodwill on disposals of businesses	675	1,697

Net movement in shareholders’ funds	(779)	1,846
Shareholders’ funds at beginning of the period	6,001	5,123

Shareholders’ funds at end of the period	5,222	6,969

6.    Net borrowings

	31 December 2002	30 June 2002	31 December 2001

	£ million	£ million	£ million

Debt due within one year and overdrafts	(3,521)	(3,718)	(3,446)
Debt due after one year	(3,463)	(3,711)	(4,132)
Net obligations under finance leases	—	(28)	(35)

	(6,984)	(7,457)	(7,613)
Less: Cash at bank and liquid resources	1,360	1,596	2,286
Interest rate and foreign currency swaps	365	365	333

Net borrowings	(5,259)	(5,496)	(4,994)

7.    Net cash inflow from operating activities

	2002	2001

	£ million	£ million

Operating profit	1,136	945
Exceptional operating costs	104	281
Restructuring and integration payments	(99)	(70)
Depreciation and amortisation charge	147	166
Increase in working capital	(540)	(457)
Other items	6	(44)

Net cash inflow from operating activities	754	821

8.    Basis of preparation

The interim financial information has been prepared on the basis of accounting policies consistent with those applied in the accounts for the year ended 30 June 2002. The information is unaudited but has been reviewed by the auditors, KPMG Audit Plc, and their report is reproduced after these notes. The information does not comprise the statutory accounts of the group. The statutory accounts of Diageo plc for the year ended 30 June 2002 have been filed with the registrar of companies. KPMG Audit Plc have reported on these accounts; their report was unqualified and did not contain any statement under section 237 of the Companies Act 1985.

INDEPENDENT REVIEW REPORT TO DIAGEO PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 December 2002 set out in the consolidated profit & loss account, the consolidated balance sheet, the consolidated cashflow and the notes appended thereto. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of Interim Financial Information issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2002.

KPMG Audit Plc

Chartered Accountants

London, 19 February 2003

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the US Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo’s assets, actions of parties or consortia who have purchased Diageo’s assets, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	The effects of future business combinations, acquisitions or disposals and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete future acquisitions and disposals;

•	Legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;

•	Changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	Changes in the cost of raw materials and labour costs;

•	Changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	Levels of marketing and promotional expenditure by Diageo and its competitors;

•	Renewal of distribution rights on favourable terms when they expire;

•	Termination of existing distribution rights on agency brands;

•	Technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations which may affect Diageo’s access to or increase the cost of financing.

Past performance cannot be relied upon as a guide to future performance.

END

Company	Diageo PLC

TIDM	DGE

Headline	Blocklisting — Interim Review

Released	11:25 10 Feb 2003

Number	PRNUK-1002

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company Diageo plc

2.	Name of scheme Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return: From *1 July 2002******to*31 December 2002***..

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme 2,838,641

5.	Number of shares issued/allotted under scheme during period: 54,444

6.	Balance under scheme not yet issued/ allotted at end of period 2,784,197

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; 5,500,000 (ref 2882 1994) 18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 3,143,761,256

Contact for queries: Pam Rodgers
Address: Diageo plc, 8 Henrietta Place, W1G ONB
Telephone: 020 7927 5276

Person making return Name: Position:	** **	John Nicholls. Deputy Secretary.
Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company Diageo plc

2.	Name of scheme Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return: From *1 July 2002******to*31 December 2002***..

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme 1,259,728

5.	Number of shares issued/allotted under scheme during period: 89,625

6.	Balance under scheme not yet issued/ allotted at end of period 1,170,103

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; 4,250,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records 3,143,761,256

Contact for queries: Pam Rodgers
Address: Diageo plc, 8 Henrietta Place, W1G ONB
Telephone: 020 7927 5276

Person making return Name: Position:	** **	John Nicholls. Deputy Secretary.
Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company Diageo plc

2.	Name of scheme Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3.	Period of return: From *1 July 2002******to*31 December 2002***..

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme 784,387

5.	Number of shares issued/allotted under scheme during period: 72,443

6.	Balance under scheme not yet issued/ allotted at end of period 711,944

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; 10.6.92 15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records 3,143,761,256

Contact for queries: Pam Rodgers
Address: Diageo plc, 8 Henrietta Place, W1G ONB
Telephone: 020 7927 5276

Person making return Name: Position:	** **	John Nicholls. Deputy Secretary.
Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company Diageo plc

2.	Name of scheme Grand Metropolitan Public Limited Company International Savings Related Share Option Plan

3.	Period of return: From *1 July 2002******to*31 December 2002***..

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme 52,982

5.	Number of shares issued/allotted under scheme during period: 0

6.	Balance under scheme not yet issued/ allotted at end of period 52,982

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; 9.2.96

Please confirm total number of shares in issue at the end of the period in order for us to update our records 3,143,761,256

Contact for queries: Pam Rodgers
Address: Diageo plc, 8 Henrietta Place, W1G ONB
Telephone: 020 7927 5276

Person making return Name: Position:	** **	John Nicholls. Deputy Secretary.
Signature:

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date	10 March 2003	By

Name: J Nicholls Title: Deputy Secretary